UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CHART INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-11442	34-1712937
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Airport Industrial Drive, Suite 100, Ball Ground, GA 30107

(Address of principal executive offices, including zip code)

Herbert Hotchkiss, (770) 721-8878

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) are contained in some of our products or components used in our products. Therefore, for the reporting period from January 1 to December 31, 2024, we conducted a reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary 3TG contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap resources.

To conduct our RCOI, we engaged with our suppliers and made inquiries to those suppliers about the country of origin of those necessary 3TG minerals. In our supplier engagement, we requested information from our suppliers about their supply chain and about the country of origin of 3TG which they supplied to us. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.

The description of our RCOI process and the results of our inquiry are included in our Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report for the calendar year ended December 31, 2024, is also publicly available at https://ir.chartindustries.com/overview/corporate-overview/default.aspx under the Regulatory Documents tab.

Item 1.02	Exhibit

See Exhibit 1.01 to the Form SD, incorporated herein by reference.

Section 2 — Resource Extraction Issuer Disclosure

Not applicable.

Section 3 — Exhibits

Item 3.01	Exhibits

Exhibit 1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chart Industries, Inc.
(Registrant)
Date May 30, 2025
/s/ Herbert Hotchkiss
	By:	Herbert Hotchkiss
Vice President, General Counsel and Secretary